Exhibit 12.1

Trina Solar Limited
Statement regarding the Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in $, except for ratio of earnings to fixed charges)
Computation of Earnings:
Income (loss) before income taxes	120,922,268	359,522,178	(30,510,623)	(291,960,599)	(84,519,797)
Fixed charges	28,527,579	35,754,067	37,459,515	51,886,930	48,444,855
Amortization of capitalized interest	159,502	302,752	482,946	726,804	726,804
Distributed income of equity investees	—	—	—	—	(746,434)
Interest capitalized	(1,432,500)	(1,801,941)	(2,438,575)	—	—
Net loss attributable to the non-controlling interests	—	—	149	135	209,905
Earnings	148,176,849	393,777,056	4,993,412	(239,346,730)	(35,884,667)
Computation of Fixed Charges:
Interest expensed	23,189,884	30,052,355	32,918,992	51,886,930	48,444,855
Interest capitalized	1,432,500	1,801,941	2,438,575	—	—
Amortized issuance costs of convertible senior notes	3,905,195	3,899,771	2,101,948	—	—
Fixed charges	28,527,579	35,754,067	37,459,515	51,886,930	48,444,855
Ratio of Earnings to Fixed charges	5.2	11.0	—	—	—
Deficiency	—	—	32,466,103	291,233,660	84,329,522

We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges for each of the periods indicated above.